Exhibit 99.1

FF301 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 June 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Kingsoft Cloud Holdings Limited Date Submitted: 07 July 2025 I. Movements in Authorised / Registered Share Capital Total authorised/registered share capital at the end of the month: USD 40,000,000 Page 1 of 10 v 1.1.1 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 03896 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 40,000,000,000 USD 0.001 USD 40,000,000 Increase / decrease (-) USD Balance at close of the month 40,000,000,000 USD 0.001 USD 40,000,000

FF301 II. Movements in Issued Shares and/or Treasury Shares Page 2 of 10 v 1.1.1 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 03896 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 4,124,409,801 0 4,124,409,801 Increase / decrease (-) 69,375,000 Balance at close of the month 4,193,784,801 0 4,193,784,801

FF301 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) Increase in issued shares (excluding treasury shares): Ordinary shares (AA1) Decrease in treasury shares: Ordinary shares (AA2) Total funds raised during the month from exercise of options: USD 58,786.78 Remarks: Page 3 of 10 v 1.1.1 No further grant of any share options under the 2013 Share Option Scheme will be made after December 30, 2022 (the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange). 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 03896 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2013 Share Option Scheme 18,326,171 Exercised - new shares involved -792,060 17,524,531 16,612,221 Lapsed -9,580 General Meeting approval date (if applicable) 27 February 2013

FF301 (B). Warrants to Issue Shares of the Issuer Not applicable Page 4 of 10 v 1.1.1

FF301 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable Page 5 of 10 v 1.1.1

FF301 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) Increase in issued shares (excluding treasury shares): 0 Ordinary shares (DD1) Decrease in treasury shares: Ordinary shares (DD2) Remarks: Page 6 of 10 v 1.1.1 No further grant of any share awards under the 2013 Share Award Scheme will be made after December 30, 2022 (the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange). 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 03896 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2013 Share Award Scheme 22 February 2013 0 13,735,653 2). 2021 Share Incentive Plan 15 November 2021 0 214,613,974

FF301 (E). Other Movements in Issued Shares and/or Treasury Shares Increase/ decrease (-) in issued shares (excluding treasury shares): 69,375,000 Ordinary shares (EE1) Increase/ decrease (-) in treasury shares: Ordinary shares (EE2) Page 7 of 10 v 1.1.1 Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 69,375,000 Ordinary shares Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): Ordinary shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 03896 Description Events At price (if applicable) Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) Currency Amount 1). Placing/subscription - new shares involved HKD 5.83 17 June 2025 09 June 2025 69,375,000

FF301 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable Page 8 of 10 v 1.1.1

FF301 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) Submitted by: Zou Tao Title: Executive Director, Vice Chairman of the Board and acting Chief Executive Officer (Director, Secretary or other Duly Authorised Officer) Page 9 of 10 v 1.1.1 (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

FF301 Notes 1. 2. The Exchange refers to The Stock Exchange of Hong Kong Limited. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 3. 4. 5. “Identical” means in this context: ． ． the securities are of the same nominal value with the same amount called up or paid up; they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. Page 10 of 10 v 1.1.1